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SECURITIES [illegible] ON
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03013022

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 17986

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 03/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quick & Reilly, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26 Broadway
(No. and Street)

New York (City) NY (State) 10004-1798 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Charles E. Sax (212) 747-6694
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1177 Avenue of the Americas (Address) New York (City) NY (State) 10036 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 04 2003 WASH., D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MAR 21 2003

OATH OR AFFIRMATION

I, Charles E. Sax, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quick & Reilly, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ELLEN D. MAHER
Notary Public, State of New York
No. 01MA4523043
Qualified in Suffolk County
Certificate filed in New York County
Commission Expires Dec. 31, 20 06

Ellen D Maher
Notary Public

Charles E. Sax
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Quick & Reilly, Inc.

(An Indirect Wholly-Owned Subsidiary of
FleetBoston Financial Corporation)
Statement of Financial Condition
December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (813) 286 6000

Report of Independent Accountants

To the Board of Directors
and Stockholder of
Quick & Reilly, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Quick & Reilly, Inc. (the "Company") at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 27, 2003

Quick & Reilly, Inc.
(An Indirect Wholly-Owned Subsidiary of FleetBoston Financial Corporation)
Statement of Financial Condition
December 31, 2002

Assets	
Cash	$ 858,737
Receivable from affiliated clearing broker (Note 4)	106,821,224
Securities owned held at clearing broker, at market value (Note 3)	51,171,302
Fixed assets, net of accumulated depreciation and amortization of $11,652,538 (Note 6)	19,810,203
Memberships in exchanges, at cost (market value $2,000,000)	200,000
Other assets	22,064,668
Total assets	$ 200,926,134
Liabilities and Stockholder's Equity	
Liabilities	
Securities sold, but not yet purchased, at market value (Note 3)	$ 2,806,937
Income taxes payable to Parent	35,415,410
Accrued compensation expense	13,161,000
Accrued expenses and other liabilities	44,309,649
	95,692,996
Commitments and contingencies (Note 10)	-
Subordinated liabilities (Note 5)	25,000,000
Stockholder's equity	80,233,138
Total liabilities and stockholder's equity	$ 200,926,134

The accompanying notes are an integral part of this financial statement.

1. Organization

Quick & Reilly, Inc. (the "Company") is a wholly-owned subsidiary of Quick & Reilly/Fleet Securities, Inc. (the "Parent"), which is a wholly-owned subsidiary of FleetBoston Financial Corporation ("FleetBoston").

The Company is a securities brokerage firm which is registered with the Securities and Exchange Commission ("SEC") and is a member of the New York Stock Exchange ("NYSE"). The Company's primary business is providing brokerage services for a nationwide, primarily retail customer base and the syndication and trading of municipal securities.

The Company's customer transactions are cleared through an affiliated clearing broker on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles in the United States of America ("GAAP").

Change in fiscal year-end
The Company has changed its fiscal year-end to December 31 to align itself with FleetBoston.

Use of estimates
To prepare financial statements in conformity with GAAP, management must estimate certain amounts that affect the reported assets and liabilities, including contingent assets and liabilities. Actual results could differ from those estimates.

Fair value
Substantially all of the Company's financial assets and liabilities are carried at market or fair value or are carried at amounts which approximate fair value because of their short-term nature or frequent repricing. Fair value is estimated at a specific point in time, based on relevant market information.

Securities transactions
Proprietary transactions are recorded on a trade date basis.

Securities owned and securities sold, but not yet purchased
Securities owned and securities sold, but not yet purchased, are valued at market value on a trade date basis.

Fixed assets
Furniture and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful life of three to five years. Leasehold improvements are carried at cost less accumulated amortization and are amortized on a straight-line basis over the lesser of ten years or the remaining term of the lease.

Income taxes
The Company is included in the consolidated Federal and certain combined state and local income tax returns of FleetBoston. For Federal income taxes, the Company is generally charged or credited with an amount equal to its separate tax liability or benefit as if it were filing on an individual company basis. For certain state and local tax filings the Company is charged or credited with an amount equal to its share of the combined state and local liability or benefit.

Deferred income taxes are recognized for the future tax consequences attributable to differences between the Statement of Financial Condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to be recovered or settled.

3. Securities Owned and Securities Sold, but not yet Purchased

At December 31, 2002, securities owned and securities sold, but not yet purchased, consist of trading securities at market values, as follows:

	Securities owned	Securities sold, but not yet purchased
Municipal bonds	$ 43,639,775	$ 365,581
Common stock and closed end funds	3,906,334	358,507
U.S. Government and agencies	2,799,356	813,006
Corporate bonds	825,837	1,269,843
	$ 51,171,302	$ 2,806,937

4. Related Party Transactions

The Company introduces its customer transactions to an affiliated clearing broker for execution and clearance in accordance with the terms of a clearing arrangement. In connection therewith, the Company guarantees the related customer transactions.

5. Liabilities Subordinated to Claims of General Creditors

Subordinated liabilities at December 31, 2002 include two subordinated loans totaling $25,000,000 payable to FleetBoston. The Company has an additional $50,000,000 of undrawn funds under a revolving cash subordination agreement with FleetBoston.

The borrowing for $15,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on March 31, 2004. The borrowing for $10,000,000 bears interest at one month LIBOR plus 37.5 basis points per annum and matures on October 31, 2004.

These loans are subordinated to the claims of general creditors of the Company and have been approved as regulatory capital and, accordingly, are included as regulatory capital in computing the Company's net capital under the SEC'S uniform Net Capital Rule 15c3-1. To the extent that such

borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

6. Fixed Assets

A summary of furniture, equipment and leasehold improvements at December 31, 2002 is as follows:

Furniture and fixtures	$ 12,065,911
Leasehold improvements	18,180,130
Computer equipment	1,216,700
	31,462,741
Less accumulated depreciation and amortization	(11,652,538)
	$ 19,810,203

7. Income Taxes

At December 31, 2002, the Company had deferred tax assets of approximately $12,070,000. The temporary differences were caused primarily by a difference between the tax basis and book basis for accrued expenses and depreciation and amortization. Deferred tax assets and other tax receivables are included in other assets on the Statement of Financial Condition.

There are no valuation allowances recorded against the deferred tax assets at December 31, 2002 since management believes that the realization of the deferred tax assets is more likely than not based on anticipated future taxable income to offset the tax benefit of deductible temporary differences.

8. Employee Benefit Plans

During the period, the Company's employees participated in FleetBoston's cash balance pension plan, (the "FleetBoston Plan"), covering substantially all full time employees. The FleetBoston Plan provides for the Company to contribute an amount based on a percentage of compensation, as defined in the plan agreement. The Company also has a contributory 401(k) plan covering all full-time employees.

During the period, the Company participated in FleetBoston's benefit plan (the "Benefit Plan"). The Benefit Plan provides health benefits to eligible employees and their families. The Benefit Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Certain employees of the Company participate in FleetBoston's stock award plans which provide for the issuance of FleetBoston's stock-related awards, such as stock options and restricted stock.

9. *Commitments and Contingencies*

The Company leases office space under an informal lease agreement with the Parent and holds noncancelable operating lease agreements with third parties, which expire on various dates through 2013. These operating leases are subject to escalation based on increases in costs incurred by the lessor. At December 31, 2002, non-cancelable contractual operating leases with third parties and other non-contractual lease agreements with an affiliate in excess of one year, had the following minimum lease commitments:

Year ending December 31,	Contractual	Non-contractual	Total
2003	$ 10,038,420	$ 860,444	$ 10,898,864
2004	10,624,135	860,444	11,484,579
2005	9,894,463	860,444	10,754,907
2006	8,973,413	860,444	9,833,857
2007	7,454,207	860,444	8,314,651
Thereafter	16,797,900	3,872,000	20,669,900
	$ 63,782,538	$ 8,174,220	$ 71,956,758

In the ordinary course of its securities business, the Company has been named as a defendant in a number of legal actions. In the opinion of management, based on discussions with counsel, the resolution of such actions will not have a material adverse effect on the financial condition of the Company.

10. Financial Instruments and Concentration of Credit Risk

In the normal course of business, the Company executes securities transactions on behalf of customers through its affiliated clearing broker. In connection with these activities, a customer's unsettled trades and extension of margin financing by its affiliate may ultimately expose the Company to off-balance sheet credit risk in the event the customer is unable to fulfill its contractual obligations. The Company and its affiliate seek to control the risk associated with its customer activities by making credit inquiries when establishing customer relationships and by monitoring customer trading and margin financing activity.

Credit risk is the amount of loss the Company would incur if a customer failed to perform its obligations under contractual terms. Substantially all of the clearing and depository operations for the Company are performed by its affiliated clearing broker pursuant to a clearance arrangement. The affiliated clearing broker reviews as considered necessary, the creditworthiness of the customers with which the Company conducts business. The Company's exposure to credit risk is associated with the nonperformance by customers in fulfilling their contractual obligations pursuant to securities transactions which can be directly affected by volatile securities markets, credit markets and regulatory changes.

The Company may be exposed to a risk of loss not reflected in the Statement of Financial Condition for securities sold, but not yet purchased, should the value of such securities rise.

11. Guarantees

The Company clears all of its securities transactions through an affiliated clearing broker on a fully disclosed basis. Pursuant to the terms of the arrangement between the Company and the affiliated clearing broker, the clearing broker has the right to charge the Company for losses that result from a customer's failure to fulfill its contractual obligation.

As the right to charge the Company has no maximum amount and applies to all trades executed through the affiliated clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded a reserve in the amount of $3,471,940 with regard to this right.

In addition, the Company has the right to pursue collection or performance from the customers who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all customers with which it conducts business.

12. Net Capital Requirements

As a registered broker-dealer and member firm of NYSE, the Company is subject to the Uniform Net Capital Rule 15c3-1 ("the Rule") of the SEC. During the year, the Company elected to compute its net capital under the alternative method permitted by the Rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of aggregate debit items arising from customer transactions. The Rule prohibits the Company from withdrawing equity capital or paying cash dividends if its resulting net capital would be less than 5% of aggregate debit items or 120% of the minimum dollar requirement, whichever is greater. At December 31, 2002, the Company had net capital of $58,473,366 which exceeded minimum requirements of $250,000 by $58,223,366.

The Company does not carry customer accounts and is exempt from SEC Rule 15c3-3 pursuant to provision (k)(2)(ii) of such rule.